Change Log for Form SBSE-A/A

Applicant Name: BNP Paribas SA
Date: 07/30/2024
NFA No. : 0247694

Date	Question/Page #	Description of Change
07/30/2024	Schedule A	• Updated the list to reflect that Annemarie Straathof added to the Board of Directors and registered as a Director. • Updated the list to reflect that Pierre Andre De Chalendar no longer serves on the BNP Paribas Board of Directors.